Exhibit 99.1

Sinovac Receives RMB 20 Million Purchase Order for Healive from China's Ministry of Health to Vaccinate Earthquake Victims

Tuesday May 27, 10:41 am ET

BEIJING, May 27 /Xinhua-PRNewswire/ -- Sinovac Biotech Ltd. (Amex: SVA - News), a leading provider of vaccines in China, today announced that the Ministry of Health has purchased approximately RMB 20 million (US$2.86 million) of the Company's inactivated hepatitis A vaccine, Healive®, to vaccinate people living in the disaster zone following the May 12th earthquake. Sinovac has delivered shipments of the Healive vaccine to Sichuan, Shanxi and Gansu provinces.

Mr. Weidong Yin, Chairman, President and CEO, stated, "Sinovac is proud to provide assistance and vaccines for disease control to China after the earthquake. Infectious disease prevention is particularly important at this time in the disaster zone given that the infrastructure to deliver clean water was destroyed. Sinovac is well positioned to provide support by delivering vaccines and expertise to the disaster zone."

Immediately after the May 12th earthquake, Sinovac donated 50,000 doses of Healive and a total of RMB 610,000 to Ministry of Health of China to support disease control efforts.

About Sinovac

Sinovac Biotech Ltd. is a China-based biopharmaceutical company that focuses on the research, development, manufacture and commercialization of vaccines that protect against human infectious diseases. Sinovac's commercialized vaccines include Healive® (hepatitis A), Bilive® (combined hepatitis A and B), Anflu® (influenza) and Panflu(TM) (H5N1). Sinovac is currently developing Universal Pandemic Influenza vaccine and Japanese encephalitis vaccine. Additional information about Sinovac is available on its website, http://www.sinovac.com . To be added to our distribution list, please email: info@sinovac.com.

    For more information, please contact:

    Helen G. Yang
     Sinovac Biotech Ltd.
     Phone: +86-10-82890088 Ext. 871
     Fax:   +86-10-62966910
     Email: info@sinovac.com

    Investors/Media:
     Stephanie Carrington/Janine McCargo
     The Ruth Group
     Phone: +1-646-536-7017/7033
     Email: scarrington@theruthgroup.com
     Email: jmccargo@theruthgroup.com